September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 435-6171

Thomas P. Richards
Chairman, President and Chief Executive Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, Texas
77042

> Re: **Grey Wolf, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2007**
> **File No 001-08826**

Dear Mr. Richards:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Director Compensation, page 8</u>

1. Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

2. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

<u>Compensation Discussion & Analysis, page 9</u>

3. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

4. Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, analysis of how the application of the formula for the awarding of short-term cash incentive compensation resulted in the specific payouts set forth in the last sentence of the "Individual Performance Measures" subsection on page 14. Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the Committee considered in determining specific payout levels for 2006. Provide an example of how the respective weighted factors in the formula work in practice by applying the formula to an actual award made to a named executive officer in a given fiscal year. Similarly, there is little analysis of how you determined the number of stock options and restricted stock granted in 2006. Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards. See Item 402(b)(1)(v) of Regulation S-K.

5. You state that the Committee designs, reviews and assesses various aspects of the program but you do not specify whether the committee has the authority to make all final decisions with regard to actual compensation awarded in a given fiscal year. Please clarify the Committee's role and authority with respect to final compensation determinations. See Item 407(e)(3)(i)(A) of Regulation S-K.

Objectives of Compensation Programs, page 11

6. Please provide the complete disclosure set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K with respect to the engagement of Marsh Human Resource Consulting.

Components of Executive Compensation, page 11

7. Please describe the types of "special situations" that might result in a discretionary award and provide insight into the factors the Committee considers when establishing this type of compensation. See Item 402(b)(1)(v) and Instruction 1 of Item 402(b) Regulation S-K.

8. Please specify how each element of compensation relates to the data you analyzed from the comparator companies. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. In addition, provide more detail regarding the Committee's ability to make adjustments to actual levels of compensation paid relative to targeted benchmarks. Include a discussion of the circumstances that warrant adjustments, either upward or downward. See generally Item 402(b)(12)(xiv) and Item 402(b)(1)(v) of Regulation S-K.

9. Please disclose in the Compensation Discussion and Analysis the material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, there is a significant disparity in Messrs. Richards's and Wehlmann's targeted bonus percentage as compared to that of the other named executive officers. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Individual Performance Measures, page 13

10. Please disclose the actual quantitative targets used to determine your named executive officers' incentive compensation. For example, you do not disclose the pre-established targets relating to your safety record and EBITDA per rig day versus Industry Peers or the individual performance criteria that are tied to incentive compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

11. In addition to providing the dollar amount, please specify the percentage of the targeted bonus opportunity actually received by each of the named executive officers during fiscal 2006.

Summary Compensation Table, page 16

12. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi).

Grants of Plan-Based Awards, page 16

13. Please clarify whether restricted stock awards are dividend eligible. See Item 402(e) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 17

14. Please disclose the vesting dates of options and shares of stock held at fiscal-year end by footnote to the applicable column where the outstanding award is reported. See Instruction 2 to Item 402(f)(2) of Regulation S-K,

Potential Payments Upon Termination or Change in Control, page 18

15. Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision

of benefits under the employment agreements and change of control arrangements. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Certain Transactions, page 22

16. Please provide the complete disclosure required by Item 404 of Regulation S-K.

Please respond to our comments by October 26, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

        Please contact me at (202) 551-3687 with any questions.

                                                Sincerely,

                                                Carmen Moncada-Terry
                                                Attorney Advisor